THIS CONVERTIBLE PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. NO SALE OR DISPOSITION MAY BE EFFECTED EXCEPT IN COMPLIANCE WITH RULE 144 UNDER SAID ACT OR AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL FOR THE HOLDER SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE ACT OR RECEIPT OF A NO-ACTION LETTER FROM THE SECURITIES AND EXCHANGE COMMISSION.

CONVERTIBLE PROMISSORY NOTE

Date of Note: [EFFECTIVE DATE]

Note Series: 2023

The "***Principal Amount***" of Note: $[AMOUNT]

The "***Interest Rate***" of Note 5% per annum

The "***Valuation Cap***" of Note $8,000,000

The "***Discount Rate***" of Note 80%

The "***Qualified Financing Threshold***" $250,000

For value received **The Crafter's Box Inc.**, a Delaware corporation (the "***Company***"), promises to pay to [ENTITY NAME]______ or its assigns (the "***Holder***") the Principal Amount set forth above in the manner set forth below. Certain capitalized terms used below are defined in the terms and conditions set forth in Exhibit A attached to this Convertible Promissory Note, which are incorporated by reference.

In Witness Whereof, the parties hereto have executed this Convertible Promissory Note including the terms and conditions set forth in EXHIBIT A as of the day and year first above written.

[ENTITY NAME]

By: *Investor Signature*
Name: [INVESTOR NAME]
Title: [INVESTOR TITLE]
Address: [INVESTOR ADDRESS]

THE CRAFTER'S BOX INC.

By: *Founder Signature*
Name: Morgan Spenla
Title: CEO
Address: 4646 Mission Gorge Place, Suite A
San Diego, CA 92120

TERMS AND CONDITIONS INCORPORATED INTO CONVERTIBLE PROMISSORY NOTE

1. Basic Terms.

(a) **Series of Notes**. This convertible promissory note (the "*Note*") is issued as part of a series of notes designated by the Note Series above (the "*Notes*") and issued in a series of multiple closings to certain persons and entities (collectively the "*Holders*"). The Company shall maintain a ledger of all Holders.

(b) **Payments**. All payments of interest and principal under this Note shall be in lawful money of the United States of America and shall be made pro rata among all Holders. All payments shall be applied first to accrued interest and thereafter to the Principal Amount. The outstanding Principal Amount of the Note shall be due and payable upon demand of the Holders of a majority of the outstanding principal amount of the Notes (the "*Majority Holders*") on or after April 30, 2024 (the "*Maturity Date*").

(c) **Interest Rate.** The Company promises to pay simple interest on the outstanding Principal Amount hereof from the date hereof until payment in full, which interest shall be payable at the Interest Rate or the maximum rate permissible by law, whichever is less. Interest shall be due and payable upon demand of the Majority Holders on or after the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

(d) **No Pre-payment.** The Company may not prepay this Note without the consent of the Majority Holders.

2. Conversion; Repayment Premium Upon Sale of the Company.

(a) **Conversion upon a Qualified Financing**. In the event that the Company issues and sells shares of its capital stock to investors (the "*Investors*") on or before the date of repayment in full of this Note in an arms-length equity financing resulting in gross proceeds to the Company of at least the Qualified Financing Threshold (excluding the conversion of this Note or convertible instruments issued for capital raising purposes (e.g., Simple Agreements for Future Equity)) (a "*Qualified Financing*"), then the outstanding principal balance of this Note and any unpaid accrued interest shall automatically convert in whole without any further action by the Holder into such shares sold in the Qualified Financing at a conversion price equal to the lesser of (i) the Discount Rate of the price paid per share for such shares by the Investors, or (ii) the price (the "*Cap Conversion Price*") equal to the quotient of the Valuation Cap divided by the total number of outstanding shares of the Company immediately prior to the Qualified Financing calculated on a fully diluted basis (assuming conversion of all convertible securities and exercise of all outstanding options, warrants, phantom stock, stock appreciation rights, and other rights to acquire capital stock of the Company, including any shares reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Qualified Financing on a pre-money basis, but excluding shares issuable upon the conversion of the Note(s) or any other current or future convertible debt or equity instruments issued for capital raising purposes (*e.g.*, Simple Agreements for Future Equity)). The issuance of shares pursuant to the conversion of this Note shall be upon and subject to the same terms and conditions applicable to shares sold in the Qualified Financing. At the option of the Holder, the Holder will receive all of the benefits afforded to other Investors acquiring the same number of shares in the

Qualified Financing. Notwithstanding this paragraph, if the conversion price of the Note as determined pursuant to this paragraph (the "Conversion Price") is less than the price per share at which shares are issued in the Qualified Financing, the Company may, solely at its option, elect to convert this Note into shares of a newly created series of preferred stock having the identical rights, privileges, preferences and restrictions as the shares issued in the Qualified Financing, and otherwise on the same terms and conditions, other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the per share dividend, which will be the same percentage of the Conversion Price as applied to determine the per share dividends of the investors in the Qualified Financing relative to the purchase price paid by the investors.

(b) Maturity Date Conversion. In the event that a Qualified Financing is not consummated prior to the Maturity Date, then, at the written election of the Holder at any time on or after the Maturity Date (such date, the "***Election Date***"), effective no later than five days after the Election Date, the outstanding principal balance and any unpaid accrued interest under this Note shall be converted into shares of the Company's common stock at a conversion price equal to the quotient of the Valuation Cap divided by the aggregate number of outstanding shares of the Company's common stock as of the Election Date calculated on a fully diluted basis (assuming conversion of all convertible securities and exercise of all outstanding options, warrants, phantom stock, stock appreciation rights, and other rights to acquire capital stock of the Company, including any shares reserved and available for future grant under any equity incentive or similar plan of the Company, but excluding shares issuable upon the conversion of the Note(s) or any other current or future convertible debt or equity instruments issued for capital raising purposes (*e.g.*, Simple Agreements for Future Equity)).

(c) Sale of the Company. Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Holder at least five days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay the Holder an aggregate amount equal to the greater of (x) the aggregate amount of principal and unpaid accrued interest then outstanding under this Note or (y) the amount the Holder would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and unpaid accrued interest then outstanding under this Note had been converted into shares of the Company's common stock at a conversion price equal to the quotient of the Valuation Cap divided by the aggregate number of outstanding shares of the Company's common stock as of immediately prior to the closing of such Sale of the Company calculated on a fully diluted basis (assuming conversion of all convertible securities and exercise of all outstanding options, warrants, phantom stock, stock appreciation rights, and other rights to acquire capital stock of the Company, including any shares reserved and available for future grant under any equity incentive or similar plan of the Company, but excluding shares issuable upon the conversion of the Note(s) or any other current or future convertible debt or equity instruments issued for capital raising purposes (*e.g.*, Simple Agreements for Future Equity)) being converted or deemed to be converted in connection with the Sale of the Company).

.

(d) Procedure for Conversion. In connection with any conversion of this Note into capital stock, the Holder shall surrender this Note to the Company and deliver to the Company any documentation reasonably required by the Company (including, in the case of a Qualified Financing, all financing documents executed by other investors in connection with such Qualified Financing; and (iii) in the case of a Sale of the Company, all definitive agreements executed by equity holders of the Company if the Holder is entitled to the payment described in clause (y) of <u>Section 2(c)</u>). The Company shall not be required to issue or deliver the capital stock into which this Note may convert, or any payments that might otherwise be due under <u>Section 2(c)</u> until the Holder has surrendered this Note to the Company and delivered to the Company any such documentation. Upon the conversion of this Note into capital stock pursuant to the terms hereof, in lieu of any fractional shares to which the Holder would otherwise be entitled, the Company shall pay the Holder cash equal to such fraction multiplied by the price at which this Note converts; provided, however, if such amount is less than $100.00, no such payment shall be required, and no fractional shares shall be issued. To secure the Holder's obligations to execute and deliver the documentation required by this paragraph, the Holder hereby appoints the Chief Executive Officer of the Company as the Holder's true and lawful attorney, with the power to act alone and with full power of substitution, to execute and deliver all such documentation required by this paragraph if, and only if, the Holder fails execute or deliver such documentation as required by this paragraph. The power granted by the Holder pursuant to this paragraph is coupled with an interest and is given to secure the performance of the Holder's duties under this Note, is irrevocable and will survive the death, incompetency, disability, merger or reorganization of the Holder.

(e) Interest Accrual. If a Sale of the Company or a Qualified Financing is consummated, all interest on this Note shall be deemed to have stopped accruing as of the signing of the definitive agreement for the Sale of the Company or Qualified Financing or an earlier date, determined by the Company, which may be as many as ten days prior to the signing of such definitive agreement.

(f) Certain Definitions. For purposes of this Note:

(i) "*Equity Securities*" shall mean (i) any common stock, preferred stock or other security of the Company, (ii) any security convertible into or exercisable or exchangeable for, with or without consideration, any common stock, preferred stock or other security (including any option to purchase such a convertible security), (iii) any security carrying any warrant or right to subscribe to or purchase any common stock, preferred stock or other security, (iv) any such warrant or right, or (v) except the following security issuances shall not be deemed Equity Securities:

(1) shares of common stock and/or options, warrants or other common stock purchase rights and the common stock issued pursuant to such options, warrants or other rights issued or to be issued after the date hereof to employees, officers or directors of, or consultants or advisors to the Company or any subsidiary, pursuant to stock purchase or stock option plans;

(2) stock issued or issuable pursuant to any rights or agreements, options, warrants or convertible securities outstanding as of the date of this Agreement;

(3) any Equity Securities issued for consideration other than cash pursuant to a merger, consolidation, acquisition or similar business combination approved by the board of directors of the Company (the "*Board*");

(4) any Equity Securities issued in connection with any stock split, stock dividend or recapitalization by the Company; or

.

(5) any Equity Securities issued pursuant to any equipment loan or leasing arrangement, real property leasing arrangement, or debt financing from a bank or similar financial or lending institution approved by the Board.

(ii) "*Person*" means any individual, corporation, partnership, trust, limited liability company, association or other entity.

(iii) *"Sale of the Company"* shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's then outstanding voting power is transferred; or (iii) the sale or transfer of all or substantially all of the Company's assets, or the exclusive license of all or substantially all of the Company's material intellectual property; *provided, however*, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor, indebtedness of the Company is cancelled or converted, or a combination thereof.

3. REPRESENTATIONS AND WARRANTIES.

(a) Representations and Warranties of the Company. The Company hereby represents and warrants to the Holder as of the date hereof as follows:

(i) Organization, Good Standing and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of incorporation as set forth in the cover page of this Agreement. The Company has the requisite corporate power to own and operate its properties and assets and to carry on its business as now conducted and as proposed to be conducted. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have an adverse effect on the Company or its business.

(ii) Corporate Power. The Company has all requisite corporate power to issue this Note and to carry out and perform its obligations under this Note. The Board has approved the issuance of this Note based upon a reasonable belief that the issuance of this Note is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation.

(iii) Authorization. All corporate action on the part of the Company, the Board and the Company's stockholders necessary for the issuance and delivery of this Note has been taken. This Note constitutes a valid and binding obligation of the Company enforceable in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency, the relief of debtors and, with respect to rights to indemnity, subject to federal and state securities laws. Any securities issued upon conversion of this Note (the *"Conversion Securities"*), when issued in compliance with the provisions of this Note, will be validly issued, fully paid, nonassessable, free of any liens or encumbrances and issued in compliance with all applicable federal and securities laws.

(iv) Foreign Corrupt Practices Act; Prohibited Investment; and Anti Money Laundering Laws. Neither the Company nor, to the Company's knowledge, any of the Company's directors, officers, employees or agents have, directly or indirectly, offered to pay, paid, promised to pay, or authorized the payment of money or anything of value to a foreign official in order to influence any act or decision of a foreign official in his or her official capacity or to secure any other improper advantage in order to obtain or retain business, in a manner likely to be deemed a violation of the provisions of the U.S. Foreign Corrupt Practices Act of 1977, as amended (the *"FCPA"*). Neither the Company nor, to the Company's knowledge, any of its officers, directors or employees are the subject of any allegation, voluntary disclosure, investigation, prosecution or other enforcement action related to the FCPA or any other anti-corruption law. To its knowledge, the Company is not a party to any agreement, understanding, instrument, contract or proposed transaction with any Person that is (i) on the U.S. Department of Treasury Office of Foreign Assets Control's ("*OFAC*") Specially Designated Nationals ("*SDN*") List or (ii) owned or controlled by, or acting on behalf of, a person or entity that is on OFAC's SDN List or otherwise the target of economic sanctions administered by OFAC, or organized in a foreign jurisdiction against which the relevant governmental authority maintains a trade embargo, economic sanction or other similar prohibition pursuant to which dealing with such person or entity is prohibited, in each case, to the extent prohibited by applicable law. The Company is and will remain in compliance with all applicable anti money laundering and counter-terrorism statutes, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any applicable governmental agency (collectively, "*Anti-Money Laundering Laws*"), and no action, suit, proceeding, investigation or enforcement by or before any court or governmental agency, authority or body or any arbitrator involving the Company with respect to the Anti-Money Laundering Laws is pending, or to the Company's knowledge, threatened.

(v) Governmental Consents. All consents, approvals, orders or authorizations of, or registrations, qualifications, designations, declarations or filings with, any governmental authority required on the part of the Company in connection with the issuance of this Note have been obtained.

(vi) Compliance with Laws. The Company is not in violation of any applicable statute, rule, regulation, order or restriction of any domestic or foreign government or any instrumentality or agency thereof in respect of the conduct of its business or the ownership of its properties, which violation of which would materially and adversely affect the business, assets, liabilities, financial condition, operations or prospects of the Company.

(vii) Compliance with Other Instruments. The Company is not in violation or default of any term of its certificate of incorporation or bylaws, or of any provision of any mortgage, indenture or contract to which it is a party and by which it is bound or of any judgment, decree, order or writ, other than such violation(s) that would not individually or in the aggregate have an adverse effect on the Company. The execution, delivery and performance of this Note will not result in any such violation or be in conflict with, or constitute, with or without the passage of time and/or giving of notice, either a default under any such provision, instrument, judgment, decree, order or writ or an event that results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, impairment, forfeiture, or nonrenewal of any material permit, license, authorization or approval applicable to the Company, its business or operations or any of its assets or properties. Without limiting the foregoing, the Company has obtained all waivers necessary with respect to any preemptive rights, rights of first refusal or similar rights, including any notice or offering periods provided for as part of any such rights, in order for the Company to consummate the transactions contemplated hereunder without any third party obtaining any rights to cause the Company to offer or issue any securities of the Company as a result of the consummation of the transactions contemplated hereunder.

(viii) Liabilities. The Company has no material liabilities and, to the best of its knowledge no material contingent liabilities that have not been disclosed to Holder, except current liabilities

incurred in the ordinary course of business which have not been, either in any individual case or in the aggregate, materially adverse.

(ix) No "Bad Actor" Disqualification. The Company has exercised reasonable care to determine whether any Company Covered Person (as defined below) is subject to any of the "bad actor" disqualifications described in Rule 506(d)(1)(i) through (viii), as modified by Rules 506(d)(2) and (d)(3), under the U.S. Securities Act of 1933, as amended ("***Disqualification Events***"). To the Company's knowledge, no Company Covered Person is subject to a Disqualification Event. The Company has complied, to the extent required, with any disclosure obligations under Rule 506(e) under the U.S. Securities Act of 1933, as amended (the "***Act***"). For purposes of this Note, "***Company Covered Persons***" are those persons specified in Rule 506(d)(1) under the Act; provided, however, that Company Covered Persons do not include (a) any Holder, or (b) any person or entity that is deemed to be an affiliated issuer of the Company solely as a result of the relationship between the Company and the Holder.

(x) Offering. Assuming the accuracy of the representations and warranties of the Holder contained in subsection (b) below, the offer, issue, and sale of this Note and any Conversion Securities are and will be exempt from the registration and prospectus delivery requirements of the Act, and have been registered or qualified (or are exempt from registration and qualification) under the registration, permit or qualification requirements of all applicable state securities laws.

(xi) Use of Proceeds. The Company shall use the proceeds of this Note solely for the operations of its business, and not for any personal, family or household purpose.

(xii) Full Disclosure. To the Company's knowledge, there are no facts which (individually or in the aggregate) materially adversely affect the business, assets, liabilities, financial condition, prospects or operations of the Company that have not been disclosed in writing to the Holder.

(b) Representations and Warranties of the Holder. The Holder hereby represents and warrants to the Company as of the date hereof as follows:

(i) Purchase for Own Account. The Holder is acquiring this Note and the Conversion Securities (collectively, the "***Securities***") solely for the Holder's own account and beneficial interest for investment and not for sale or with a view to distribution of the Securities or any part thereof, has no present intention of selling (in connection with a distribution or otherwise), granting any participation in, or otherwise distributing the same, and does not presently have reason to anticipate a change in such intention.

(ii) Information and Sophistication. Without lessening or obviating the representations and warranties of the Company set forth in subsection (a) above, the Holder hereby: (A) acknowledges that the Holder has received all the information the Holder has requested from the Company and the Holder considers necessary or appropriate for deciding whether to acquire the Securities, (B) represents that the Holder has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Securities and to obtain any additional information necessary to verify the accuracy of the information given the Holder and (C) further represents that the Holder has such knowledge and experience in financial and business matters that the Holder is capable of evaluating the merits and risk of this investment.

(iii) Ability to Bear Economic Risk. The Holder acknowledges that investment in the Securities involves a high degree of risk, and represents that the Holder is able, without materially impairing the Holder's financial condition, to hold the Securities for an indefinite period of time and to suffer a complete loss of the Holder's investment.

(iv) Further Limitations on Disposition. Without in any way limiting the representations set forth above, the Holder further agrees not to make any disposition of all or any portion of the Securities unless and until:

(1) There is then in effect a registration statement under the Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(2) The Holder shall have notified the Company of the proposed disposition and furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and if reasonably requested by the Company, the Holder shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration under the Act or any applicable state securities laws, provided that no such opinion shall be required for dispositions in compliance with Rule 144 under the Act.

(3) Notwithstanding the provisions of paragraphs (1) and (2) above, no such registration statement or opinion of counsel shall be necessary for a transfer by the Holder to an affiliate of the Holder, a partner (or retired partner) or member (or retired member) of the Holder in accordance with partnership or limited liability company interests, or transfers by gift, will or intestate succession to any spouse or lineal descendants or ancestors, if all transferees agree in writing to be subject to the terms hereof to the same extent as if they were the Holder hereunder.

(v) No "Bad Actor" Disqualification. The Holder represents and warrants that neither (A) the Holder nor (B) any entity that controls the Holder or is under the control of, or under common control with, the Holder, is subject to any Disqualification Event, except for Disqualification Events covered by Rule 506(d)(2)(ii) or (iii) or (d)(3) under the Act and disclosed in writing in reasonable detail to the Company. The Holder represents that the Holder has exercised reasonable care to determine the accuracy of the representation made by the Holder in this paragraph, and agrees to notify the Company if the Holder becomes aware of any fact that makes the representation given by the Holder hereunder inaccurate.

(vi) Foreign Investors. If the Holder is not a United States person (as defined by Section 7701(a)(30) of the Code, the Holder hereby represents that he, she or it has satisfied itself as to the full observance of the laws of the Holder's jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Note, including (A) the legal requirements within the Holder's jurisdiction for the purchase of the Securities, (B) any foreign exchange restrictions applicable to such purchase, (C) any governmental or other consents that may need to be obtained, and (D) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. The Holder's subscription, payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Holder's jurisdiction.

(vii) Forward-Looking Statements. With respect to any forecasts, projections of results and other forward-looking statements and information provided to the Holder, the Holder acknowledges that such statements were prepared based upon assumptions deemed reasonable by the Company at the time of preparation. There is no assurance that such statements will prove accurate, and the Company has no obligation to update such statements.

4. MATURITY; EVENTS OF DEFAULT.

(a) Maturity. Unless this Note has been converted or satisfied in accordance with the terms of <u>Section 2</u> above, the entire outstanding principal balance and all unpaid accrued interest shall become fully due and payable upon demand of the Majority Holders on or after the Maturity Date.

(b) Events of Default. If there shall be any Event of Default (as defined below) hereunder, at the option and upon the declaration of the Holder and upon written notice to the Company (which election and notice shall not be required in the case of an Event of Default under subsection (ii) or (iii) below), this Note shall accelerate and all principal and unpaid accrued interest shall become due and payable. The occurrence of any one or more of the following shall constitute an "***Event of Default***":

(i) The Company fails to pay timely any of the principal amount due under this Note on the date the same becomes due and payable or any unpaid accrued interest or other amounts due under this Note on the date the same becomes due and payable;

(ii) The Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing;

(iii) An involuntary petition is filed against the Company (unless such petition is dismissed or discharged within 60 days under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of the Company); or

(iv) The Board or stockholders adopt a resolution for the liquidation, dissolution or winding up of the Company.

(c) In the event of any Event of Default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by the Holder in enforcing and collecting this Note.

5. MISCELLANEOUS PROVISIONS.

(a) **Waivers.** The Company and the endorser of this Note hereby waive demand, notice, presentment, protest and notice of dishonor.

(b) **Further Assurances**. Each of the Holder and the Company agrees and covenants that at any time and from time to time it will promptly execute and deliver to the other such further instruments and documents and take such further action as may be reasonably required in order to carry out the full intent and purpose of this Note and to comply with state or federal securities laws or other regulatory approvals.

(c) **Taxes.** All payments and issuance of securities under this Note, shall, subject to applicable laws, be made free and clear of any deduction or withholding for or on account of any tax or any other deduction or withholding of whatsoever nature, now or hereafter imposed by any jurisdiction or tax authority. If at any time in accordance with the laws of any jurisdiction, the Company is required to make any such deduction or withholding from any such payment, or issuance of securities upon conversion, any sum due from the Company in respect of such payment, or issuance of securities upon conversion, shall be increased to the extent necessary to ensure that after the making of such deduction or withholding, the Holder receives a net sum equal to the sum which it would have received had no such deduction or withholding been made by the Company. Whenever any such deduction or withholding is made by the Company, the Company shall, as promptly thereafter as reasonably practicable, send to the Holder the official receipt, if available, showing payment thereof or such other documentary evidence as may from time to time be required by the Holder. The parties agree to use reasonable efforts to cooperate in a timely fashion in completing any procedural formalities necessary for the Company to obtain authorization to make payments or issue of securities under this Note without a deduction or withholding for or on account of any tax.

(d) Transfers of Note. This Note may be transferred only upon its surrender to the Company for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Company. Thereupon, this Note shall be reissued to, and registered in the name of, the transferee, or a new Note for like principal amount and interest shall be issued to, and registered in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

(e) Successors and Assigns. Neither this Note nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Holder to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Holder, including, without limitation, any general partner, managing member, office or director of the Holder, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or share the same management company with, the Holder. This Agreement shall inure to the benefit of the successors and assigns of the Company and, subject to the restrictions on transfer herein set forth, be binding upon Holder and Holder's successors and assigns.

(f) Market Standoff. The Holder hereby agrees that the Holder shall not sell, dispose of, transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale of, any shares of common stock (or other securities) of the Company held by the Holder (other than those included in the registration) during the 180-day period following the effective date of the initial public offering of the Company (or such longer period, not to exceed 34 days after the expiration of the 180-day period, as the underwriters or the Company shall request in order to facilitate compliance with FINRA Rule 2241 or NYSE Member Rule 472 or any successor or similar rule or regulation). The Holder agrees to execute and deliver such other agreements as may be reasonably requested by the Company or the managing underwriters that are consistent with the foregoing or that are necessary to give further effect thereto. In addition, if requested by the Company or the representative of the underwriters of common stock (or other securities of the Company), the Holder shall provide, within ten days of such request, such information as may be required by the Company or such representative in connection with the completion of any public offering of the Company's securities pursuant to a registration statement filed under the Act. The obligations described in this paragraph shall not apply to a registration relating solely to employee benefit plans on Form S-1 or Form S-8 or similar forms that may be promulgated in the future, or a registration relating solely to a transaction on Form S-4 or similar forms that may be promulgated in the future. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to such common stock (or other securities of the Company) until the end of such period. The Holder agrees that any transferee of any of the Securities (or other securities of the Company) held by the Holder shall be bound by this paragraph. The underwriters of the Company's stock are intended third-party beneficiaries of this paragraph and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto.

(g) Amendment and Waiver. Any term of this Note may be amended or waived with the written consent of the Company and the Holder. In addition, any term of this Note may be amended or waived with the written consent of the Company and the Majority Holders. Upon the effectuation of such waiver or amendment in conformance with this paragraph, the Company shall promptly give written notice thereof to the Holder if the Holder has not previously consented to such amendment or waiver in writing.

(h) Governing Law. This Note shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflicts of law. The parties agree that any action brought by either party to interpret or enforce any provision of this Note shall be brought in, and each party agrees to, and does hereby submit to the jurisdiction and venue of the appropriate state or federal court for the district encompassing the Company's principal place of business.

(i) Binding Agreement. The terms and conditions of this Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Note, expressed or implied, is intended to confer upon any third party any rights, remedies, obligations, or liabilities under or by reason of this Note, except as expressly provided in this Note.

(j) Counterparts. This Note may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Note may also be executed and delivered by facsimile signature, PDF or any electronic signature complying with the U.S. federal ESIGN Act of 2000 (*e.g.*, www.docusign.com).

(k) Titles and Subtitles. The titles and subtitles used in this Note are used for convenience only and are not to be considered in construing or interpreting this Note.

(l) Notices and Language. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) by the email address provided by Wefunderp portal in writing during normal business hours of the recipient, if not, then on the next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications to a party shall be sent to the party's address set forth on the signature page hereto or at such other address(es) as such party may designate by ten days advance written notice to the other party hereto. Except as may be otherwise provided herein, all notices, requests, waivers and other communications made pursuant to or in connection with this Agreement or pursuant to statutory law, in particular any invitations to Shareholders' meetings of the Company or any other documents in connection with any procedure for an adoption of Shareholders' resolutions as well as any agreement to which the Holder shall be a party or to the conclusion of which the consent of the Holder is required or requested by the Company, shall be in English language or, if in any other language, accompanied by an English translation. The Company shall bear the costs of such translation.

(m) Expenses. The Company and the Holder shall each bear its respective expenses and legal fees incurred with respect to the negotiation, execution and delivery of this Note and the transactions contemplated herein.

(n) Delays or Omissions. It is agreed that no delay or omission to exercise any right, power or remedy accruing to the Holder, upon any breach or default of the Company under this Note shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach or default, or any acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. It is further agreed that any waiver, permit, consent or approval of any kind or character by the Holder of any breach or default under this Note, or any waiver by the Holder of any provisions or conditions of this Note, must be in writing and shall be effective only to the extent specifically set forth in writing and that all remedies, either under this Note, or by law or otherwise afforded to the Holder, shall be cumulative and not alternative. This Note shall be void and of no force or effect in the event that the Holder fails to remit the full principal amount to the Company within five calendar days of the date of this Note.

(o) Entire Agreement. This Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof and no party shall be liable or bound to any other party in any manner by any representations, warranties, covenants and agreements except as specifically set forth herein.

(p) Exculpation by Holder. The Holder acknowledges that the Holder is not relying on any person, firm or corporation, other than the Company and its officers and Board members, in making its investment or decision to invest in the Company.

(q) Senior Indebtedness. The indebtedness evidenced by this Note is subordinated in right of payment to the prior payment in full of any Senior Indebtedness in existence on the date of this Note or hereafter incurred. "*Senior Indebtedness*" shall mean, unless expressly subordinated to or made on a parity with the amounts due under this Note, all amounts due in connection with (i) indebtedness of the Company to banks or other lending institutions regularly engaged in the business of lending money (excluding venture capital, investment banking or similar institutions and their affiliates, which sometimes engage in lending activities but which are primarily engaged in investments in equity securities), and (ii) any such indebtedness or any debentures, notes or other evidence of indebtedness issued in exchange for such Senior Indebtedness, or any indebtedness arising from the satisfaction of such Senior Indebtedness by a guarantor.

(r) Broker's Fees. Each party hereto represents and warrants that no agent, broker, investment banker, person or firm acting on behalf of or under the authority of such party hereto is or will be entitled to any broker's or finder's fee or any other commission directly or indirectly in connection with the transactions contemplated herein. Each party hereto further agrees to indemnify each other party for any claims, losses or expenses incurred by such other party as a result of the representation in this section titled "Broker's Fees" being untrue.

(s) California Corporate Securities Law. THE SALE OF THE SECURITIES WHICH ARE THE SUBJECT OF THIS AGREEMENT HAS NOT BEEN QUALIFIED WITH THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA AND THE ISSUANCE OF SUCH SECURITIES OR THE PAYMENT OR RECEIPT OF ANY PART OF THE CONSIDERATION THEREFOR PRIOR TO SUCH QUALIFICATION OR IN THE ABSENCE OF AN EXEMPTION FROM SUCH QUALIFICATION IS UNLAWFUL. PRIOR TO ACCEPTANCE OF SUCH CONSIDERATION BY THE COMPANY, THE RIGHTS OF ALL PARTIES TO THIS AGREEMENT ARE EXPRESSLY CONDITIONED UPON SUCH QUALIFICATION BEING OBTAINED OR AN EXEMPTION FROM SUCH QUALIFICATION BEING AVAILABLE.

IN WITNESS WHEREOF, the parties have executed this agreement as of [INVESTMENT DATE]   .

Investment Amount: $[AMOUNT]

COMPANY:

The Crafter's Box, Inc

Founder Signature

Name: [FOUNDER NAME]

Title: [FOUNDER TITLE]

Read and Approved (For IRA Use Only):

SUBSCRIBER:

[ENTITY NAME]

Investor Signature

By: _____   By: _____

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited